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                                                       Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516


                  On February 1, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the following press release:


                                                           FOR IMMEDIATE RELEASE

               MONSANTO AND PHARMACIA & UPJOHN OUTLINE ADDITIONAL
             FINANCIAL DETAILS RELATING TO COMPANIES' PLANNED MERGER

ST. LOUIS AND PEAPACK, NJ (February 1, 2000) -- Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) today announced additional financial details relating to planned merger between the two companies that will create a combined new company named Pharmacia Corporation.

As previously announced, the companies estimate that full year 1999 sales of the combined continuing operations of Pharmacia & Upjohn and Monsanto will consist of approximately $11.3 billion in pharmaceutical sales and $5.2 billion in sales from the agricultural business. Between 1999-2002, the pharmaceutical business of the combined company is expected to grow at annual compounded rate of 14-15%, including a 16-18% increase in prescription pharmaceutical sales. After 2000, the combined company is expected to achieve annual earnings per share growth of more than 20%.

Between 1999-2002, new and blockbuster products are expected to account for an incremental $5.5 billion in pharmaceutical sales led by Celebrex, a new arthritis treatment which generated 1999 sales of more than $1.5 billion in its first year on the market. Other products expected to contribute to the immediate growth of the new company include
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Xalatan, a treatment for glaucoma, which had 1999 sales of more than $500 million; Detrol, for overactive bladder, which had sales of more than $300 million in 1999; and Camptosar, for colorectal cancer, which recorded sales of more than $290 million in 1999.

In relation to its key pharmaceutical products, the companies announced that the U.S. Food and Drug Administration has granted priority review to a New Drug Application (NDA) submitted in late 1999 for a fixed combination of Xalatan and timolol for the treatment of glaucoma. This represents the third priority review granted to the companies in recent months by FDA. Pharmacia & Upjohn's new antibiotic Zyvox is currently under priority along with a filing for Camptosar in the first line treatment of metastatic colorectal cancer.

Later this month, Pharmacia & Upjohn plans to submit applications to U.S. and European regulatory authorities for a once-daily formulation of Detrol. In a recently completed major clinical study, Once Daily (OD) Detrol demonstrated a superior efficacy and safety profile vs. placebo on all key measurements. The incidence of dry mouth among patients taking the OD product was 23%, significantly better than competitive products and an improvement over the currently marketed Detrol formulation. The OD product is expected to strengthen Detrol's leadership of the overactive bladder market

In the U.S., an NDA has also been submitted for Axert (almotriptan), a new treatment for acute migraine.

The companies also announced the completion of enrollment in the Celecoxib Longterm Arthritis Safety Study (CLASS), a study of gastrointestinal side effects in Celebrex versus traditional non-steroidal anti-inflammatory drugs (NSAIDs). Results of this 8,000 patient study are currently being analyzed.

Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a dynamic and powerful new competitor in the global pharmaceutical industry on December 19, 1999. The new company - Pharmacia Corporation - will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia
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Corporation also will have one of the world's leading fully integrated agricultural businesses. The merger is expected to close in the first half of 2000.

This news release contains certain forward-looking statements, including, among other things, statements regarding each company's results of operations and expected closing date of the merger. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.

PHARMACIA & UPJOHN MEDIA CONTACT:           MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770               Scarlett Lee Foster (314) 694-2883

PHARMACIA & UPJOHN ANALYST CONTACT:         MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853                 Nick Filippello (314) 694-8148